UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Deckers Outdoor Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

243537107
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

February 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 243537107	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,910,179

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,910,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 243537107	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,910,179

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,910,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 243537107	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,746,294

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,746,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,746,294

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 243537107	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MCM Encore IM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
163,885

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,885

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,885

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 243537107	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Encore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
163,885

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,885

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,885

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 243537107	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer

The name of the issuer is Deckers Outdoor Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 250 Coromar Drive, Goleta, CA 93117, United States of America. This Schedule 13D relates to the Issuer’s common stock, $0.01 par value per share (the “Shares”).

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato International Master Fund Ltd., a Cayman Islands exempted company (“Marcato International”), MCM Encore IM LLC, a Delaware limited liability company (“Marcato Encore LLC”) and Marcato Encore Master Fund, Ltd., a Cayman Islands exempted company (“Marcato Encore Fund”). Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato International and the sole member of Marcato Encore LLC, the investment manager of Marcato Encore Fund. Marcato, Mr. McGuire, Marcato International, Marcato Encore LLC and Marcato Encore Fund are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address for the Reporting Persons is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(c)  Mr. McGuire is the managing partner of Marcato, an entity that serves as investment manager of Marcato International and the sole member of Marcato Encore LLC, an entity that serves as investment manager of Marcato Encore Fund.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this Schedule 13D are hereby incorporated by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by Marcato International and Marcato Encore Fund (together, the “Marcato Funds”) is approximately $87,789,017, including the net cost of Shares.  The amounts paid were funded by the respective working capital of the Marcato Funds.

CUSIP No. 243537107	SCHEDULE 13D	Page 8 of 11

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons intend to engage in discussions with directors and officers of the Issuer, other stockholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more members of the Issuer’s management, the board, other stockholders of the Issuer, potential acquirers of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing stockholder value through various operational initiatives or broader strategic alternatives including, but not limited to, potential acquisitions or sales of or involving the Issuer or certain of the Issuer’s businesses or assets.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by Reporting Persons, tax considerations for investors in the Marcato Funds, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

CUSIP No. 243537107	SCHEDULE 13D	Page 9 of 11

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, (i) Marcato and Mr. McGuire may each be deemed to be the beneficial owner of 1,910,179 Shares (the “Marcato Shares”), constituting approximately 6.0% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 1,746,294 Shares, constituting approximately 5.4% of the Shares and (iii) Marcato Encore LLC and Marcato Encore Fund may each be deemed to be the beneficial owner of 163,885 Shares, constituting approximately 0.5% of the Shares, each based upon a total of 32,084,838 Shares outstanding as of October 28, 2016 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2016).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 1,746,294 Shares.  Marcato Encore Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 163,885 Shares.  Marcato, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 163,885 Shares and, therefore, Marcato may be deemed to be the beneficial owner of the such shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. The limited partners of (or investors in) Marcato Encore Fund, or their respective subsidiaries or affiliated entities, for which Marcato Encore LLC or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Marcato International has entered into swaps referencing 240,000 Shares. Under the terms of the swaps, (i) Marcato Interantional will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Marcato International any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to Marcato International. All balances will be settled in cash. Marcato International’s counterparty for the swaps is Morgan Stanley Capital Services LLC. The swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 243537107	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement
 Exhibit B:  Schedule of Transactions in Shares

CUSIP No. 243537107	SCHEDULE 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

MCM Encore IM LLC♦
By: Marcato Capital Management LP, its Sole Member
By: Marcato Holdings, LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III, Authorized Person

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Encore Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit A

Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 8, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

MCM Encore IM LLC♦
By: Marcato Capital Management LP, its Sole Member
By: Marcato Holdings, LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III, Authorized Person

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Encore Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Exhibit B

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 7, 2017. All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
02/03/2017	Buy	Common Stock	1,107,833	45.84
02/06/2017	Buy	Common Stock	372,461	46.16
02/07/2017	Buy	Common Stock	266,000	46.28

Marcato Encore Master Fund, Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
02/03/2017	Buy	Common Stock	163,885	45.77